UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 000-24931
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
S1 CORPORATION 401(k) SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
S1 Corporation
705 Westech Drive
Norcross, Georgia 30092

S1 CORPORATION 401(k) SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
The Plan Administrators of the
S1 Corporation 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of S1 Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule as of and for the year ended December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Smith & Howard
Atlanta, Georgia
June 8, 2011

S1 CORPORATION 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	December 31,
	2010	2009

Assets
Investments, at fair value:
Registered investment funds	$46,322,416	$38,509,324
Common/collective trust funds	8,590,840	7,627,928
S1 Corporation common stock	2,691,650	2,855,567
Notes Receivable:
Participant loans	542,860	485,072

	58,147,766	49,477,891

Net assets available for benefits, at fair value	58,147,766	49,477,891
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(134,401)	(93,772)

Net assets available for benefits	$58,013,365	$49,384,119

The accompanying notes are an integral part of these financial statements.

S1 CORPORATION 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2010

Additions

Investment income:
Interest and dividend income	$808,413
Interest on participant loans	24,610
Net appreciation in fair value of investments	6,993,213

Total investment income	7,826,236

Contributions:
Participants	4,300,853
Employer	651,908
Rollovers	122,717

Total contributions	5,075,478

Total additions	12,901,714

Deductions

Benefits paid to participants	(4,269,821)
Administrative expenses	(2,647)

Total deductions	(4,272,468)

Net increase in assets available for benefits	8,629,246

Net assets available for benefits, beginning of the year	49,384,119

Net assets available for benefits, end of the year	$58,013,365

The accompanying notes are an integral part of these financial statements.

S1 CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE 1—DESCRIPTION OF THE PLAN
The following is a brief description of the S1 Corporation 401(k) Savings Plan (the “Plan”). Reference should be made to the Plan document for a more complete description of the Plan’s provisions.
General. The Plan, which commenced on July 1, 1996, is a defined contribution plan covering all eligible employees of S1 Corporation and its subsidiaries (the “Company”). Employees are eligible to participate immediately upon hire. Enrollment in the Plan occurs as soon as administratively feasible. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions. Participants may contribute from 1% to 50% of their pretax earnings, within regulatory limits, or participants may elect to make after-tax contributions to the Plan. Rollover contributions from other qualified plans are permitted. The Company matches 50% of employee deferrals up to 4% of eligible compensation. The Company has the right, under the Plan, to discontinue or modify its matching contributions at any time.
Rollovers from Other Plans. Transfers of account balances from other qualified retirement plans by employed participants are presented as “Rollovers” in the Statement of Changes in Net Assets Available for Benefits.
Participant Accounts. All contributions made to the selected investment funds are participant directed. Each participant’s account is credited or charged with the participant’s contribution and allocations of (a) the Company’s contribution, and (b) Plan earnings (losses). Matching contributions are allocated based on employee contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments. Upon enrollment in the Plan, participants may direct contributions to various investment options, including mutual funds, cash equivalents, common/collective trusts and S1 Corporation common stock. Participants may change their investment allocation, as well as elections on future participant contributions, at any time. Investment transfers from the S1 Corporation common stock are subject to certain restrictions, as defined in the Plan document. The Plan allocates earnings (losses) to participants based on the ratio of the participant’s account balance in each investment fund to the total of all participants’ account balances in each investment fund. Earnings (loss) allocations to participant accounts occur at various intervals throughout the year and depend on the funds in which the participant has invested. For a description of the Plan’s investment options, participants should refer to each fund’s most current prospectus.
Vesting: Participants vest immediately in their contributions plus or minus any earnings or losses thereon. Company contributions plus or minus any earnings or losses thereon vest at a rate of 25% per year based upon years of service. Participants also become fully vested in Company contributions upon early retirement age, total and permanent disability, or death.
Distribution of Benefits. Participants who separate from service for any reason other than retirement and whose value of all vested accounts is $1,000 or less will have the value of their vested accounts distributed to them in a lump sum. If the vested account balance is greater than $1,000, the participant may elect to receive a lump sum distribution, make a rollover distribution, or delay receiving the distribution until normal retirement age. Distribution of benefits to retired participants can be made in either a lump sum or periodic payments. If participants die before receiving a distribution of their accounts, the full amount of their accounts will be paid to their designated beneficiaries.

S1 CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
The net assets of the Edify Corporation employee retirement plan were merged into the Plan during January 2000. Former Edify Corporation employees who had account balances as of December 31, 1999, are subject to special provisions. If the participant is married on the date benefit distributions are to begin, the participant will automatically receive a joint and survivor annuity, unless he or she elects otherwise. If the participant is single on the date benefit distributions are to begin, the participant will receive a single life annuity, unless he or she elects otherwise. Participants may make a written election to waive the annuity form of payment during the 90-day period before the annuity is to begin.
Participant Loans. Participants may borrow at a minimum $1,000 and at a maximum the lesser of (a) $50,000 reduced by the participants’ highest outstanding Plan loan balance during the 12 months preceding the date of the participant loan, or (b) one-half of the present value of the participants’ vested interest in their accounts. Interest on the participant loans is 1% over the prime rate on the first business day of the month in which the loan is issued. Participants may have only one loan outstanding at any time.
Forfeitures. Participants forfeit the nonvested portion of the employer matching contributions upon the earlier of (a) the distribution of the vested portion of their accounts, or (b) when the participant incurs five consecutive years of a break in service. Forfeitures can be used by the Company to pay administrative expenses or to reduce employer contributions. Forfeitures of approximately $282,000 were used to reduce employer contributions in 2010. As of December 31, 2010, approximately $4,100 in forfeitures were available to be used in the future.
Administrative Expenses. The Plan’s administrative expenses are paid by either the Plan or the Plan’s Sponsor as provided by the Plan document. Fees paid by the Plan for administrative services were $2,647 for the year ended December 31, 2010.
NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation. The Plan follows accounting standards set by the Financial Accounting Standards Board (“FASB”). The FASB sets accounting principles generally accepted in the United States of America (“GAAP”). The financial statements of the Plan have been prepared in accordance with U.S. GAAP. Certain reclassifications have been made to the prior years’ financial statements to conform to current year presentation.
New Accounting Pronouncements. In January 2010, the FASB issued ASU 2010-06, Improving Disclosures About Fair Value Measurements that amends existing disclosure requirements under ASC 820 by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchases, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements related to the purchases, sales, issuances and settlements in the rollforward activity of Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years ending after December 31, 2010. Since this standard impacts disclosure requirements only, the adoption of this guidance did not have a material impact on the Plan’s financial statements.
In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 was issued to clarify how loans to participants should be classified and measured by defined contribution plans. ASU 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This pronouncement is effective for fiscal years ending after December 15, 2010 and shall be applied retrospectively. The Plan adopted this pronouncement on a retrospective basis effective beginning on January 1, 2010. Prior to the adoption of this pronouncement, participant loans were held as an investment and carried at fair value. The Plan has reclassified amounts previously reported to conform to the current presentation. The adoption of this pronouncement did not have a material impact on the Plan’s financial statements.

S1 CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between generally accepted accounting principles in the United States of America (“U.S. GAAP”) and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The Plan is currently evaluating the effect that the provisions of this pronouncement will have on its financial statements.
Investment Valuation. As of October, 2010, the T. Rowe Price Retirement 2050 Fund, SunTrust Bank FDIC Insured Account and Invesco Small Cap Growth Fund were added to the Plan’s investment options available to the participants. The Ridgeworth Small Cap Growth Fund and the Ridgeworth U.S. Treasury Money Market Fund were eliminated.
The investment funds are stated at fair value in the Statements of Net Assets Available for Benefits. The shares of registered investment companies and S1 Corporation common stock are valued at quoted market prices. Refer to Note 3 for disclosures provided for fair value measurements of plan investments.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is a relevant measurement attribute to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Net appreciation (depreciation) in fair value of investments, including realized gains and losses, represents the change in fair value during the year and realized gains and losses on investments sold or distributed during the year.
Participant Loans. Participant loans are valued at unpaid principal balance plus any accrued but unpaid interest.
Use of Estimates. The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Payment of Benefits. Benefits are recorded when paid.
Risks and Uncertainties. The Plan invests in various securities. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.

S1 CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
Subsequent Events. We have evaluated the events and transactions occurring subsequent to December 31, 2010 for items that could potentially be recognized or disclosed in these financial statements through the date these financial statements were issued.
NOTE 3—FAIR VALUE MEASUREMENTS
U.S. GAAP defines fair value, establishes a framework for measuring fair value, expands disclosures about fair value measurements, and establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. These tiers include: Level 1 which is defined as observable inputs such as quoted prices in active markets; Level 2 which is defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3 which is defined as unobservable inputs in which little or no market data exists therefore requiring an entity to develop its own assumptions.
The following tables summarize the assets carried at fair value measured on a recurring basis as of December 31, 2010 and 2009:

		Fair Value Measurements at December 31, 2010 Using
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
	Carrying	Identical Assets	Observable Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Registered Investments:
Mutual funds	$45,486,353	$45,486,353	$—	$—
Cash equivalents	836,063	836,063	—	—
S1 Corporation common stock	2,691,650	2,691,650	—	—
Common/collective trust funds	8,590,840	—	8,590,840	—

Total investments measured at fair value	$57,604,906	$49,014,066	$8,590,840	$—

		Fair Value Measurements at December 31, 2009 Using
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
	Carrying	Identical Assets	Observable Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Registered Investments:
Mutual funds	$38,305,433	$38,305,433	$—	$—
Cash equivalents	203,891	203,891	—	—
S1 Corporation common stock	2,855,567	2,855,567	—	—
Common/collective trust funds	7,627,928	—	7,627,928	—

Total investments measured at fair value	$48,992,819	$41,364,891	$7,627,928	$—

The valuation methodology used to measure the fair value of the mutual funds and S1 Corporation common stock were derived from quoted market prices as substantially all of these instruments have active markets. The cash equivalent accounts are stated at fair value, due to the short-term nature of the investment.

S1 CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
The common/collective trust funds consist of two funds: SunTrust Retirement 500 Index Fund Class B (the “Index Fund”) and the SunTrust Retirement Stable Asset Fund (the “Asset Fund”). The Index Fund is a fund in which the investments correspond to the price and yield performance of publicly traded stocks as represented by the Standard and Poor’s 500 Composite Stock Price Index. The Asset Fund’s investments in collective investment trust funds are carried at net asset value. Short-term investments with an original maturity of sixty days or less are valued at their amortized cost. The majority of the investments in the Asset Fund are valued at prices obtained by the trustee from quoted prices, a pricing service, if available, or broker quotes. The Asset Fund also invests in investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (synthetic GICs) with similar characteristics. The Asset Fund’s investment contracts are carried at contract value.
Methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
NOTE 4—SIGNIFICANT INVESTMENTS
The following table presents investments at fair value as of December 31, 2010 and 2009 that represent five percent or more of the Plan’s net assets available for benefits:

	December 31,
	2010	2009

Dreyfus Premier S&P Stars Opp R	$4,603,133	$4,233,947
Goldman Sachs Large Cap Value Inst	3,505,780	3,252,444
Oppenheimer Developing Market Fund	3,183,449	*
Oppenheimer International Small Co — A	4,618,974	3,524,376
T. Rowe Price Growth Stock	7,028,982	6,347,503
T. Rowe Price Retirement 2020 Fund	3,101,293	*
T. Rowe Price Retirement 2030 Fund	3,859,878	3,058,183
SunTrust Retirement 500 Index Fd Class B	3,786,266	3,147,414
SunTrust Retirement Stable Asset Fund	4,804,574	4,480,514
S1 Corporation Common Stock	*	2,855,567

*	Balance not greater than 5% of Plan’s net assets
The S1 Corporation common stock balance includes amounts contributed based on participant elections.

S1 CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
Net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold, as well as held during the period) for the year ended December 31, 2010 is comprised of the following:

Net Appreciation

Registered investment funds	$6,285,555
Common/collective trust funds	578,134
S1 Corporation common stock	129,524

$6,993,213

NOTE 5—PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
NOTE 6—TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2008 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the opinion letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.
NOTE 7—PARTY-IN-INTEREST TRANSACTIONS
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company.
At December 31, 2010 and 2009, the Plan held 390,094 and 437,970 shares of S1 Corporation common stock with a market value of $2,691,650 and $2,855,567, respectively. All transactions with S1 Corporation common stock qualify as party-in-interest transactions since S1 Corporation is the Plan sponsor.
The Plan issues loans to participants, which are secured by the balances in the participant’s accounts. These transactions qualify as party-in-interest transactions.
The Plan offers investments in mutual funds and collective trusts from the family of funds of RidgeWorth and SunTrust which are affiliates of SunTrust, the current Plan trustee. These affiliates receive investment management fees related to these mutual funds and collective trusts prior to any fund and/or trust being allocated investment earnings or losses.

S1 CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE 8—FORM 5500 RECONCILIATION
Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 compared to net assets per the Form 5500:

	December 31,
	2010	2009

Net assets available for benefits per financial statements	$58,013,365	$49,384,119
Adjustment from contract value to fair value for common/collective trust fund investment contracts	134,401	93,772

Net assets per the Form 5500	$58,147,766	$49,477,891

Following is a reconciliation of the increase in net assets available for benefits per the financial statements at December 31, 2010 to net income per the Form 5500:

Net increase in assets per financial statements	$8,629,246
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:	40,629

Net increase in assets per the Form 5500	$8,669,875

S1 CORPORATION 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN NO. 58-2395199
DECEMBER 31, 2010

Identity of Issue, Borrower,	Description of Investment including maturity date,		Current
Lessor, or Similar Party	rate of interest, collateral, par value or maturity value		Value

Registered investment funds
Mutual funds
MFS	Research Bond Fund-A	221,853 shares	$2,316,146
Federated	Total Return Government Bond	55,385 shares	626,954
Dreyfus	Premier S&P Stars Opportunity Fund — R	202,335 shares	4,603,133
Franklin	Small cap Value Adv	24,254 shares	1,111,573
Goldman Sachs	Large Cap Value Institutional Fund	294,851 shares	3,505,780
	Mid Cap Value Institutional Fund	48,025 shares	1,736,098
Invesco	Small Cap Growth Fund	93,272 shares	2,666,653
Oppenheimer	Developing Market Fund	87,290 shares	3,183,449
	International Small Co — A	187,382 shares	4,618,974
* RidgeWorth Funds	International Equity Index Fund	108,187 shares	1,388,037
	Growth Allocation Strategy	210,445 shares	2,133,913
T. Rowe Price	Growth Stock Fund	218,631 shares	7,028,982
	Retirement 2010 Fund	19,184 shares	294,287
	Retirement 2020 Fund	188,643 shares	3,101,293
	Retirement 2030 Fund	223,373 shares	3,859,878
	Retirement 2040 Fund	155,922 shares	2,716,160
	Retirement 2050 Fund	5,209 shares	50,739
	Retirement Income Fund	41,518 shares	544,304

Cash equivalents
* SunTrust Bank	FDIC Insured Account	836,063 shares	836,063

Common/collective trust funds
* SunTrust	Retirement 500 Index Fd Class B	360,501 shares	3,786,266
	Retirement Stable Asset Fund	109,831 shares	4,804,574

S1 Corporation common stock
* S1 Corporation	Common Stock	390,094 shares	2,691,650
Notes receivable — participant loans
* Various Plan Participants	Participant loans with interest rates ranging from 4.25% to 9.25% and maturing through 2019		542,860

Total			$58,147,766

*	Indicates party in interest
Cost information is not required for participant directed investments and therefore is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

S1 Corporation 401(k) Savings Plan (Name of Plan)

Date: June 10, 2011	/s/ Paul M. Parrish Paul M. Parrish Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)